December 9, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: Registration Statement on Form S-4 (Registration No. 333-267938)

To whom it may concern:

      Reference is made to the above-referenced registration statement (the "Registration Statement") of KINS Technology Group Inc. (the "Issuer") under the Securities Act of 1933, as amended (the "Securities Act") with respect to a proposed business combination involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more target companies (the "Transaction"). The Registration Statement has not yet been declared effective as of the date of this letter.

      This letter is to advise you that, effective as of June 9, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A or (B) for which consent is required under Section 7 of the Securities Act) with respect to the Transaction.

      Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

      Sincerely,

      UBS Securities LLC

By: _____
      Name: Carlos Alvarez
      Title: Managing Director

By: _____
      Name: John Delgado
      Title: Director

cc: KINS Technology Group Inc.
        Mr. Edwin S. Kim, Staff Attorney